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15048108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 81494 4

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Avenue, Suite 160
(No. and Street)

Tulsa (City) Oklahoma (State) 74136-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark W. Heinrich 918-744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West, Southfield, Michigan, 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark W. Heinrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oklahoma
County of Tulsa
Sworn and Subscribed before me
this 26th day of February, 2014.

Signature

President
Title

Notary Public

AMANDA PARK
Notary Public, State of Oklahoma
Commission # 12004733
My Commission Expires May 17, 2016

AMANDA PARK
Notary Public, State of Oklahoma
Commission # 12004733
My Commission Expires May 17, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF Capital Investors, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon)
And
Supplemental Report on Internal Control

December 31, 2014

GRF Capital Investors, Inc.
December 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
GRF Capital Investors, Inc.
6506 Sotuh Lewis Avenue
Tullsa , OK 74136-1020

Report on the Financial Statements

I have audited the accompanying statement of financial condition of GRF Capital Investors, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of GRF Capital Investors, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of GRF Capital Investors, Inc. financial statements. The Net Capital Computation is the responsibility of GRF Capital Investors, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

GRF Capital Investors, Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS	
Cash In Bank	$ 3,332.97
Account Receivables	55,244.22
Prepaid Expenses	293.48
Total Current Assets	58,870.67
PROPERTY AND EQUIPMENT	
Equipment	44,508.20
Less: Accumulated Depreciation	(44,508.20)
Net Property and Equipment	0.00
OTHER ASSETS	
Security Deposit	25,000.00
Other Assets	3,152.95
Total Other Assets	28,152.95
TOTAL: ASSETS	$ 87,023.62

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITES		
Accounts Payable	$	983.78
Accrued Liabilities		53,395.95
Total Current Liabilities		54,379.73
LONG TERM LIABILITIES		
Total Liabilities		54,379.73
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding		5,308.00
Paid in excess		408,692.00
Retained Earnings		(381,356.11)
Total Stockholder's Equity		32,643.89
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	**$**	**87,023.62**

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2014

REVENUES	
Commissions Earned	$ 464,376.76
Other Income	13,677.69
Interest Income	305.54
Total Revenues	478,359.99
OPERATING EXPENSES	
Employment compensation and benefits	369,594.63
Floor brokerage, exchange and clearing	50,919.60
Occupancy	23,676.00
Other expenses	64,241.90
Total Operating Income (Loss)	508,432.13
NET INCOME (LOSS)	**$ (30,072.14)**

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
STATEMENT OF RETAINED EARNINGS

12 Months Ended
December 31, 2014

Beginning of Period	$	(349,283.97)
Plus: Net Income		(30,072.14)
Plus: Prior Period Adjustment		
Less: Dividends Paid		(2,000.00)
RETAINED EARNINGS END OF PERIOD	**$**	**(381,356.11)**

The foot notes are an integral part of the financial statements.

GRF Capital Investors, Inc.
STATEMENT OF CASH FLOWS
For the 12 Months Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(30,072.14)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Depreciation and Amortization		177.86
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(12,958.22)
Prepaid Assets		1,344.07
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(79.55)
Accrued Liabilities		22,557.84
Total Adjustments		
Net Cash Provided By (Used in) Operating Activities		19,030.14
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used in) Investing Activities		0.00
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends Paid		(2,000.00)
Proceeds From Sale of Stock		
Treasury Stock		
Net Cash Provided By (Used in) Financing Activities		(2,000.00)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(21,303.14)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		24,363.11
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	3,332.97

The foot notes are an integral part of the financial statements.

GRF CAPTITAL INVESTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Preferred Stock		Paid-In Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amt.	Shares	Amt.	Shares	Amt.	Shares	Amt.	Amt.	Amt.
Balance at 1/1/14	530,800	$5,308				$408,692			$ (349,283.97)	$ 64,716.03
Net Income									(30,072.14)	(30,072.14)
Prior Period Adjustments									(2,000.00)	(2,000.00)
Balance at 12/31/14	530,800	$5,308				$408,692			$ (381,356.11)	$ 32,643.89

The footnotes are an integral part of the financial statements.

GRF CAPITAL INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by GRF Capital Investors, Inc., and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flow are summarized below:

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31.

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Investor Protections Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

The Company does not hold customer funds or safe keep customer securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Accounts Receivable – Recognition of Bad Debt

Accounts Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and nay specific customer collections issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2014 the Company determined that the balance will not be collected. As of December 31, 2014 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commission Revenues

The Company records customer securities transactions and the related commissions revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purpose using the trade date.

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker RBC Capital Markets, with which it does business.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2014 is $178.00. December 31, 2013 and 2012 of $970.00 and $2,672.00 respectively, is reflected in the operating expenses in the accompanying statements of operations.

Depreciation is calculated using the straight-line method. Expenditures for major repairs and betterments that extend the useful lives are capitalized. Expenditures for normal maintenance and repairs are expensed as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are included in the accompanying statement of operations of the respective period.

Concentrations

The primary concentration of revenue is from sales of equities, mutual funds, option and corporate bonds.

Estimations

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, 2014 and 2013, respectively, were as follows:

	2014	2013
Federal	$ -0-	$ 14,423.00
State	$ -0-	$ 4,671.00
Total	$ -0-	$ 19,094.00

NOTE B – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE C – CONCENTRATION OF CREDIT RISK

During 2014, 95% (95%) percent of commission income was attributable to two registered representatives. Other revenue consists of monthly association fee from another investment advisory representative.

NOTE D – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014 the Company had had net capital of $29,191 which was $24,191 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 186.29% to 1.There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIS of the FOCUS report required under Rule 15c3-1.

NOTE E – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508.00
Less Accumulated Depreciation		(44,508.00)
Total		0.00

Depreciation expense was $178.00 for the year of December 31, 2014 and is included in the operating expense in the accompanying statement of income.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE G – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount of 6-2/3% of the total aggregate indebtedness, as defined, whichever is greater, and does not therefor calculate its net capital requirement under the alternative reserve requirement method.

NOTE H – RENT

The rent expense for the year ended December 31, 2014 was $23,676.00.

NOTE I – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through February16, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

GRF Capital Investors, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity:		$32,643.89
Non-allowable assets:		
Fixed Assets		
Accounts Receivable		
Other Assets	3,446.43	(3,446.43)
Tentative Net Capital		$29,197.46

Computation of Net Capital

Haircuts	6.71	
Undue Concentrations and Other Charges	0.00	(6.71)
Net Capital		$ 29,190.75
Minimum net capital as required as a percentage of aggregate indebtedness		$ 3,625.32
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000.00
Net capital requirement		$ 5,000.00
Excess net capital		$ 24,190.75

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 54,379.73
Percentage of aggregate indebtedness to net capital	186.29%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 29,198.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	$ 29,197.46
Reconciled Difference	$ 0.00

See accountant's audit report

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c-3-3(k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Capital Markets

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$	0.00
Additions		
Reductions		
Balance of such claims at December 31, 2014	$	0.00

See accountant's audit report

G R F CAPITAL INVESTORS, INC.

6506 South Lewis Avenue
Suite 160
Tulsa, OK 74136-1020

918-744-1333
FAX 918-744-1564
www.grfci.com

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that GRF Capital Investors, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. GRF Capital Investors, Inc. did not hold customer securities or funds at any time during this period and has not done business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). GRF Capital Investors, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, June 19th, 1989.

Mark W. Heinrich, the president of GRF Capital Investors, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Mark W. Heinrich has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected GRF Capital Investors, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 744-1333.

Very truly yours,

GRF Capital Investors, Inc.
Mark W. Heinrich
Mark W. Heinrich
President & CEO

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
GRF Capital Investors, Inc.
6506 South Lewis Avenue
Suite 160
Tulsa, OK 74136-1020

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) GRF Capital Investors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GRF Capital Investors, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) GRF Capital Investors, Inc. stated that GRF Capital Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GRF Capital Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA